Exhibit 99.1

NYMOX PHARMACEUTICAL CORPORATION

NOTICE OF THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the shareholders (the “Meeting”) of Nymox Pharmaceutical Corporation (the “Corporation”) will be held at the Loews Hotel Vogue Montreal, on Thursday, June 12, 2013, at 4:30 p.m. (EDT), for the following purposes:

1.	to receive the annual report of the directors, the financial statements of the Corporation for the fiscal year ended December 31, 2012 and the auditors' report thereon;

2.	to elect the directors of the Corporation;

3.	to appoint the auditors of the Corporation and to authorize the Board of Directors to fix their remuneration;

4 .	to transact such other matters as may properly be brought before the Meeting, or any adjournment thereof.

All shareholders are invited to attend the Meeting.

By order of the Board of Directors,

/s/ Paul Averback MD
Paul Averback MD
CEO & President

April 15, 2013
Hasbrouck Heights, New Jersey

Note:	As it is preferable that the greatest possible number of shares be represented and votes be cast at the Meeting, kindly complete, date and sign the enclosed form of proxy and return it in the postage-paid envelope provided for that purpose before 5:00 p.m. (EDT), June 10, 2013, unless it is your intention to attend the Meeting in person. The record date for the determination of those shareholders entitled to receive this notice and to vote at the Meeting is April 15, 2013. A management proxy circular is attached to the present notice.

NYMOX PHARMACEUTICAL CORPORATION

MANAGEMENT PROXY CIRCULAR

April 15, 2013

This proxy circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of NYMOX Pharmaceutical Corporation (the “Corporation”) for use at the Annual General Meeting of the shareholders of the Corporation (the "Meeting") to be held in Montreal on June 12, 2013 at 4:30 p.m. (Eastern Daylight Time), at the place and for the purposes set forth in the accompanying notice of meeting (the “Notice”). Unless otherwise provided, the information contained herein is given as of April 15, 2013.

1)	SOLICITATION OF PROXIES

The enclosed proxy is solicited by the management of the Corporation, and the cost of solicitation will be borne by the Corporation. This solicitation of proxies is being undertaken by mail.

2)	APPOINTMENT AND REVOCATION OF PROXIES

The proxies must be received by the Corporation before 5:00 p.m. (Eastern Daylight Time), June 10, 2013. A shareholder executing the enclosed proxy has the power to revoke it any time prior to its use, in any manner permitted by law, including by instrument in writing executed by the shareholder or by his or her attorney authorized in writing, or in the case of a corporation, by an officer or attorney authorized in writing. This instrument must be deposited either at the office of the transfer agent of the Corporation at any time up to the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or with the Chairman on the day of the Meeting or any adjournment thereof. The address of the office of the transfer agent of the Corporation is:

Computershare Investor Services, Inc.
Proxy Department
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1

A shareholder has the right to appoint some other person (who need not be a shareholder of the Corporation) to represent him or her in attendance and to act on his or her behalf at the Meeting other than the individuals designated by the management of the Corporation and named in the enclosed form of the proxy. In such event, the names of such individuals should be deleted and the name of the nominee inserted in the blank space provided for on the form of proxy.

3)	VOTING AND EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote the shares in respect of which they have been appointed in accordance with the instructions of the shareholder appointing them. Unless otherwise specifically instructed, the persons named in the enclosed form of proxy intend to vote all shares represented by such proxy FOR the election of the proposed directors and FOR the appointment of the proposed auditors.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations of all matters identified in the Notice or other matters which may properly come before the Meeting. Should any amendment, variation, or other matter properly come before the Meeting, the persons named in the enclosed form of proxy will vote on such matter in accordance with their best judgment. As of the date hereof, the management of the Corporation does not anticipate that any such amendment or variation will be presented or that any other matter will come before the Meeting.

All matters properly brought before the Meeting shall be decided by a majority of shares voted thereupon except as specifically provided in this Circular.

Revocation of Proxies: A shareholder giving a proxy may revoke the proxy by depositing an instrument in writing executed by the shareholder or by his/her attorney authorized in writing or, if the shareholder is a corporation, by an instrument in writing executed by an officer or attorney thereof duly authorized, at the Secretary's office of the Corporation, 9900 Cavendish

Blvd., Suite 306, St. Laurent, QC, Canada H4M 2V2, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of such Meeting, on the day of the Meeting or any adjournment thereof; or in any other manner permitted by law.

Notice and Access: The Corporation has elected not to send proxy-related materials to registered holders or beneficial holders using the new notice-and-access procedures.

Proxy Related Materials – Non-Objecting Beneficial Owners: The Corporation is sending proxy-related materials directly to non-objecting beneficial owners under Regulation 54-101 respecting Communication with Beneficial Owners of Securities of a Reporting Issuer.

Payment to Deliver Materials to Objecting Beneficial Owners: The Corporation has agreed to pay for intermediaries to deliver to objecting beneficial owners under Regulation 54-101 respecting Communication with Beneficial Owners of Securities of a Reporting Issuer, the proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary.

4)	VOTING SHARES

As at April 15, 2013, 33,945,917 common shares without par value of the Corporation were outstanding. The holders of common shares will be entitled to one vote per share. The right to vote is determined by the registration of a holder of common shares on the shareholders' list of the Corporation as at the close of business on April 15, 2013 (the “Record Date”) except where a person has transferred any of his or her shares after the Record Date, in which case the transferee is entitled to vote his or her shares at the Meeting provided he or she produces properly endorsed share certificates or otherwise establishes that he or she owns the shares, and demands, not later than ten days before the Meeting, that his or her name be included in the shareholders' list of the Corporation before the Meeting. The right to receive the Notice is determined by the registration of a holder of common shares on the shareholders' list of the Corporation on the Record Date.

Any individual authorized by a resolution of the directors or governing body of a body corporate or association being a shareholder of the Corporation is entitled to represent it at the Meeting.

If two or more persons hold common shares of the Corporation jointly, one of those holders present at the Meeting may in the absence of the others vote the shares. If two or more of those persons are present, in person or by proxy, they shall vote as one on the shares jointly held by them.

5)	PRINCIPAL HOLDERS OF SECURITIES

To the knowledge of the directors and officers of the Corporation, as at April 15, 2013, only the following persons were beneficial owners, directly or indirectly, or exercised control or direction over more than 10% of the outstanding common shares of the Corporation:

Name of	Number of	Percentage of
Shareholders	Common Shares	the Class

Dr. Paul Averback	11,774,914	34.9%

6)	ELECTION OF DIRECTORS

The Articles of the Corporation provide that the Board of Directors is to be composed of not more than fifteen (15) and of at least five (5) directors, as may be determined by the Board of Directors, from time to time. The Corporation presently has a board comprised of six directors and it is proposed to elect the six directors mentioned below. Each director holds office until the next annual meeting of shareholders, or until the election of his successor, unless he resigns or his office becomes vacant by death, removal, or other cause.

Unless otherwise specifically instructed, the persons named in the enclosed form of proxy intend to vote at the Meeting FOR the election of the nominees whose names are set forth below. The Management of the Corporation does not contemplate that any of the nominees will be unable or unfit to serve as a director but should there be any change for any reason prior to the Meeting, the persons named in the enclosed form of proxy intend to vote at the Meeting for another nominee at their discretion, unless instructions have been received to refrain from voting with respect to the election of directors.

The following table states the names of all the persons proposed by management of the Corporation to be nominated for election as directors, their municipality, state or province and country of residence, their age, their principal occupation, their position in the Corporation (if any), the period during which each proposed nominee served as a director and the number of Common Shares beneficially owned, directly or indirectly, by each of them or over which they exercise control or direction.

Unless otherwise specifically instructed, the persons named in the enclosed form of proxy intend to vote at the Meeting FOR the election of the nominees whose names are set forth below.

Name and Municipality of Residence of Nominee	Position with the Corporation	Director of the Corporation since	Principal Occupation	Voting Securities of the Corporation Owned or Controlled
Paul Averback, M.D., D.A.B.P. Beaconsfield, Canada (4)	CEO, President, and Chairman	Sept. 20, 1995	President of the Corporation	11,774,914 (34.9%) As trustee 607,031* (1.8%)
Jack Gemmell Mississauga, Canada (4)	General Counsel and Director	June 14, 2001	General Counsel of the Corporation	33,725 (0.10%) As trustee 607,031* (1.8%)
Paul McDonald Thornhill, Canada (1)(2)(3)	Director	June 8, 2006	Private Consultant – Investments	0
Randall Lanham, Esq. San Diego, USA (1)(2)(3)	Director	June 8, 2006	Lawyer – Corporate mergers and acquisitions	0
Roger Guy, MD Montreal, Canada (1)(2)(3)	Director	June 8, 2006	Medical Doctor	51,979 (0.16%)
David Morse, Ph.D. Montreal, Canada (2) (3)(4)	Director	June 8, 2006	Professor – University of Montreal	396 (0.001%)

(1) Member of Audit Committee
(2) Member of the Human Resources and Compensation Committee
(3) Member of the Corporate Governance Committee
(4) Member of the Communications Committee
*As joint trustee of a family trust

The information as to shares beneficially owned, directly or indirectly, by each nominee, or over which they control or have direction, has been furnished by the respective nominees. Except as otherwise noted, each of the directors has held the principal occupation shown opposite his name or other executive offices with the same firm or its affiliates, for the last five years.

7)	REMUNERATION OF DIRECTORS AND SENIOR OFFICERS

Named Executive Officers

The Summary Compensation Table and Outstanding Incentive Plan Awards tables below for Named Executive Officers summarize the total compensation paid during the Corporation's financial year ending on December 31, 2012 to the Named Executive Officers of the Corporation and all incentive plan awards outstanding at December 31, 2012 for the Named Executive Officers: The Named Executive Officers are the Corporation’s Chief Executive Officer, Chief Financial Officer, and three most highly compensated executive officers.

During the financial year ended December 31, 2012, one executive received a grant totaling 500,000 options. No executive officer received any other share-based awards, or any bonuses or other non-equity incentive compensation. The Corporation does not have a share-based incentive plan, non-equity incentive plan nor pension plan for its executive officers. The Corporation has not made any agreements or arrangements with any of its executive officers in connection with any termination or change of employment or change of control of the Corporation.

Directors

The Summary Compensation Table and Outstanding Incentive Plan Awards tables below for the directors of the Corporation summarize the total compensation paid during the Corporation's financial year ending on December 31, 2012 to the directors of the Corporation and all incentive plan awards outstanding at December 31, 2012 for the directors.

Two current directors, Dr. Paul Averback, the President and CEO of the Corporation, and Jack Gemmell, General Counsel, are members of the senior management of the Corporation and do not receive any compensation for acting as a director. Their compensation as Named Executive Officers are summarized in the summary tables for compensation and incentive plans for Named Executive Officers below.

Compensation Discussion and Analysis

The Human Resources and Compensation Committee of the Board of Directors oversees the compensation of executive officers of the Corporation. The members of the Human Resources and Compensation Committee for the financial year ending December 31, 2012 were Dr. Roger Guy, Paul McDonald, David Morse and Randall Lanham, Esq

The Corporation’s current compensation policy for its executive officers, including the Chief Executive Officer and the Named Executive Officers, emphasizes the granting of options over base salary as a means of attracting, motivating and retaining talented individuals. Such a policy is believed to better further the Corporation’s business goals by allocating more financial resources to the Corporation’s ongoing product development programs. Given the current stage of the Corporation’s development, the Corporation has not established and does not use formal benchmarks, performance goals, review processes or other qualitative or quantitative criteria or targets relating to the performance of the Corporation or the individual in order to determine compensation. The Corporation does not have a non-equity incentive plan or a policy of annually granting performance bonuses or salary increases to its executive officers.

The Corporation grants option-based awards to executive officers in accordance with a stock option plan approved by the shareholders. Further details of the stock option plan are provided below in section 8, Stock Option Plan. The stock option plan provides long-term incentives to the Corporation’s officers and employees to advance the Corporation’s drug development programs towards commercialization and to enhance shareholder value. The Corporation endeavors to provide salaries and option grants that are internally equitable and that are consistent with both job performance and ongoing progress towards corporate goals. The amount of option grants is determined in part by the amount and terms of outstanding and expiring options, the experience and expertise of each executive officer and the needs of the Corporation, among other factors. The Human Resources and Compensation Committee of the Board of Directors reviews all proposals for awards of stock options to executive officers and decides on the appropriateness of the awards. In doing so, the Committee relies solely on discussion among the independent board members on the Committee without any formal pre-determined objectives, criteria or analytic processes but with a view to attracting and retaining executive officers who can help further the Corporation’s business plan. By relying on option grants as a primary means of compensating its executive officers, the Corporation’s intention is to provide a direct link between corporate performance and executive compensation while maximizing shareholder value and controlling cash expenditures.

Summary Compensation Table: Named Executive Officers

Name and principal position	Year	Salary	Share- based awards	Option- based awards (#)	Non-equity incentive plan compensation		Pension value	All Other Compensation	Total Compensation ($)
					Annual incentive plans	Long-term incentive plans
Dr. Paul Averback CEO and President	2012	$190,000		500,000					$190,000
Roy Wolvin CFO	2012	$150,063							$150,063
Brian Doyle Global Sales Manager	2012	$160,846							$160,846
Jack Gemmell General Counsel, CIO	2012	$165,069							$165,069

Salaries are payable in Canadian dollars, but expressed above in US$.

Outstanding Incentive Plan Awards as of December 31, 2012: Named Executive Officers

Name	Option-based Awards
	Number of securities underlying unexercised options			Option exercise price	Option expiration date (mm/dd/yy)	Value of unexercised in- the-money options
	Total	Unvested	Vested
Dr. Paul Averback	500,000		500,000	$3.00	10/24/13	$1,930,000
	3,000,000		3,000,000	$3.00	08/24/16	$11,580,000
	500,000		500,000	$7.08	01/24/21	$0
	500,000		500,000	$6.51	10/15/22	$175,000
Roy Wolvin	50,000		50,000	$2.82	06/09/16	$202,000
	150,000		150,000	$3.00	08/24/16	$579,000
	20,000		20,000	$3.65	05/14/19	$64,200
	20,000		20,000	$7.08	01/24/21	$0
Jack Gemmell	20,000		20,000	$2.62	09/09/13	$84,800
	210,000		210,000	$3.00	08/24/16	$810,600
	50,000		50,000	$3.30	01/23/19	$178,000
	25,000		25,000	$3.40	05/03/20	$86,500
	170,000		170,000	$7.08	01/24/21	$0
Brian Doyle	50,000		50,000	$3.75	04/28/13	$155,500
	50,000		50,000	$3.00	08/24/16	$193,000
	100,000		100,000	$7.08	01/24/21	$0

Option exercise prices and the values of unexercised in-the-money options are expressed in US$. The Corporation does not have a share-based award plan.

Summary Compensation Table: Directors

Name	Year	Fees Earned	Share-based awards	Option- based awards (#)	Non-equity incentive plan compensation	Pension value	All other compensation	Total ($)
Paul McDonald	2012	$16,500		10,000				$16,500
Randall Lanham, Esq.	2012	$16,500		10,000				$16,500
Roger Guy, MD	2012	$16,500		10,000				$16,500
David Morse, Ph.D.	2012	$14,500		10,000				$14,500

Outstanding Incentive Plan Awards as of December 31, 2012: Directors

Name	Option-based Awards
	Number of securities underlying unexercised options	Option exercise price	Option expiration date (mm/dd/yy)	Value of unexercised in- the-money options
Paul McDonald	10,000	$5.95	08/23/17	$9,100
	10,000	$3.61	07/16/18	$32,500
	10,000	$4.83	07/09/19	$20,300
	10,000	$2.90	07/16/20	$39,600
	10,000	$9.10	07/16/21	$0
	10,000	$6.88	07/16/22	$0
Randall Lanham, Esq.	10,000	$2.74	07/17/16	$41,200
	10,000	$5.95	08/23/17	$9,100
	10,000	$3.61	07/16/18	$32,500
	10,000	$4.83	07/09/19	$20,300
	10,000	$2.90	07/16/20	$39,600
	10,000	$9.10	07/16/21	$0
	10,000	$6.88	07/16/22	$0
Roger Guy, MD	10,000	$2.74	07/17/16	$41,200
	10,000	$5.95	08/23/17	$9,100
	10,000	$3.61	07/16/18	$32,500
	10,000	$4.83	07/09/19	$20,300
	10,000	$2.90	07/16/20	$39,600
	10,000	$9.10	07/16/21	$0
	10,000	$6.88	07/16/22	$0
David Morse, Ph.D.	10,000	$2.74	07/17/16	$41,200
	10,000	$5.95	08/23/17	$9,100
	10,000	$3.61	07/16/18	$32,500
	10,000	$4.83	07/09/19	$20,300
	10,000	$2.90	07/16/20	$39,600
	10,000	$9.10	07/16/21	$0
	10,000	$6.88	07/16/22	$0

Performance Graph

The following graph compares the cumulative total shareholder return for a $100 investment in common shares of the Corporation made December 31, 2000 on the NASDAQ market and the cumulative total return of the NASDAQ Biotechnology Index for the period ending April 15, 2013.

During the same period from 2000 to 2012, the salaries of Named Executive Officers increased from $465,805US (2000) to $665,978US (2012), an increase of 3.3% per annum over that thirteen year period, or 43.0% in total. During the same period, the Corporation’s stock price has increased approximately 254%.

8)	STOCK OPTION PLAN

The Corporation has created a stock option plan (the “Plan”) for key employees, officers and directors and certain consultants of the Corporation and its subsidiaries. The Plan was adopted by the Board of Directors of the Corporation on November 27, 1995. On May 15, 1998, the Board of Directors amended the Plan in order to increase the maximum number of common shares which may be issued under the Plan from 2,000,000 to 2,500,000 shares. On March 16, 2007, the Board of Directors amended the Plan in order to increase the maximum number of common shares, which may be issued under the Plan from 2,500,000 to 5,500,000 shares; to increase the maximum number of common shares that may be optioned to any one individual from 5% to 15%; and to clarify that the number of common shares represented by expired, lapsed or terminated options or by exercised options will be available for subsequent option grants under the Plan. On February 11, 2011, the Board of Directors amended the Plan in order to increase the maximum number of common shares, which may be issued under the Plan from 5,500,000 to 7,500,000 shares

The Plan is administered by the Board of Directors of the Corporation. The Board of Directors may from time to time designate individuals to whom options to purchase common shares of the capital stock of the Corporation may be granted and the number of shares to be optioned to each. The option price per share for common shares which are the subject of any option is fixed by the Board of Directors when such option is granted. The option price cannot involve a discount to the market price of the common shares at the time the option is granted. The period during which an option is exercisable cannot exceed 10 years from the date the option is granted. The options may not be assigned, transferred or pledged and expire after the termination of the optionee’s employment or office with the Corporation or any of its subsidiaries or upon the death of the optionee.

As at April 15, 2013, options granted by the Board of Directors to purchase up to 5,930,500 common shares of the Corporation are outstanding, the details of which are listed in the table below. Of these, 40,000 options are not vested. A total of 382,400 options have been exercised and 75,999 shares have been issued as a result of cashless exercises from the date of the Plan’s adoption (November 27, 1995) to April 15, 2013.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	5,930,500	$4.03	1,569,500
Equity compensation plans not approved by securityholders	None	None	None
Total	5,930,500	$4.03	1,569,500

During the Corporation’s fiscal year ended December 31, 2012:

i)	options to purchase up to 50,000 common shares for a period of ten years at a price of $8.04 have been granted to a consultant of the Corporation,
ii)	options to purchase up to 40,000 common shares for a period of ten years at a price of $6.88 have been granted to the directors of the Corporation, and
iii)	options to purchase up to 500,000 common shares for a period of ten years at a price of $6.51 have been granted to an executive of the Corporation.

During the fiscal year ended December 31, 2012, 8,000 options were exercised and 20,000 options were surrendered in consideration of the issuance of 12,520 shares.

9)	INDEBTEDNESS OF DIRECTORS AND OFFICERS

No director or officer currently with the Corporation as of the date of this Circular, nor any nominee for election as a director of the Corporation, nor any person associated with such director, officer or nominee is indebted to the Corporation.

10)	DIRECTORS' AND OFFICERS' INSURANCE

Directors' and Officers' liability insurance has been obtained by the Corporation for its directors and officers. In 2012-2013, the Corporation paid an annual premium of US$142,745 in respect of such insurance as a group. No portion of the premium was paid directly or indirectly by any of the directors or officers of the Corporation. The aggregate insurance coverage under the current policy is limited to US$15,000,000, subject to a corporate deductible of US$250,000.

11)	INTEREST OF INSIDERS AND OTHER PERSONS IN MATERIAL TRANSACTIONS

Neither the Corporation nor its subsidiaries are currently or have been party to, or are currently contemplating, any material transaction or any proposed transaction, which has materially affected or would materially affect the Corporation, with any insider of the Corporation, nor with any associate or affiliate of such insider.

12)	DISCLOSURE RESPECTING CORPORATE GOVERNANCE

The Corporation and its operations and corporate governance are subject to a wide range of laws, rules and regulations, including applicable rules and regulations of the NASDAQ Stock Market, the Securities Exchange Commission, as well as federal, state and provincial corporate and securities legislation in Canada and the United States, including the Sarbanes-Oxley Act. In addition, given the nature of its operation, the Corporation is subject to specific regulatory regimes governing its products and services such as the U.S. Food and Drug Act.

The Board of Directors of the Corporation has adopted corporate governance practices, including formal written mandates for the Board of Directors and its committees, a Code of Ethics for Senior Financial Officers and a Code of Business Conduct for its directors, officers and employees. These documents are available at www.nymox.com and have been filed on the EDGAR and SEDAR systems. The Corporation considers good corporate governance to be important to ensure that its operations are managed with a view to enhancing long-term shareholder value, and continues to review its corporate governance practices with a view to ensuring and enhancing compliance with applicable regulations.

The Board of Directors is currently composed of six directors, a majority of whom are independent directors. The Board of Directors has determined that four of its current directors (Dr. Roger Guy, Paul McDonald, Randall Lanham, Esq. and Dr. David Morse) meet the requisite standard of independence as set out in applicable securities laws, rules and regulations, such as the Sarbanes-Oxley Act, the NASDAQ rules, and National Instrument 58-101 – Disclosure of Corporate Governance Practices. The other two current directors are not independent: Dr. Paul Averback is the President and CEO of the Corporation and Mr. Jack Gemmell is a member of the senior management of the Corporation.

The Board of Directors is responsible for supervising the management of the business and affairs of the Corporation with a view to the best interests of the Corporation and its shareholders generally. The Board of Directors reviews and approves matters relating to the strategic direction, business and operations and the organizational structure of the Corporation. The Board appoints the Chairman of the Board and establishes its committees and appoints their members. The Board does not have an executive committee. The Board’s specific responsibilities include recommending candidates for election or appointment to the Board, approving the issuance of any securities and any related transactions, reviewing financings, investments, acquisitions, dispositions and other transactions not in the ordinary course of business, reviewing the compensation and performance of the Corporation’s officers, approving the issuance of any stock options pursuant to the Corporation’s stock option plan, reviewing, approving and supervising the Corporation’s accounting principles and practices, financial statements and security filings, approving the annual budget, ensuring the proper and timely disclosure of material matters and appropriate communications with the shareholders, reviewing the corporate governance practices of the Corporation and the Board, and reviewing management practices and processes with respect to risk assessment and management and internal controls and audit functions.

The Corporate Governance Committee consists of four independent directors of the Board. This Committee has the general mandate of providing an independent and regular review of the management, business and affairs of the Corporation and has regularly scheduled meetings in executive session. This Committee also reviews the corporate governance of the Corporation to ensure compliance, relevance and effectiveness. This Committee also reviews and approves director nominations to ensure each nominee meets the requisite requirements under applicable corporate and securities laws, rules and regulations and otherwise possesses the skills, judgment and independence appropriate for a director of a public corporation.

The Audit Committee currently consists of three independent directors of the Corporation, each of whom are knowledgeable in financial and auditing matters. The Board has determined that each of the current members of the Audit Committee meet the criteria for independence as set out in applicable securities laws, rules and regulations, such as the Sarbanes-Oxley Act, the NASDAQ rules, and National Instrument 58-101 – Disclosure of Corporate Governance Practices, and are otherwise free of any relationship that would interfere with his individual exercise of independent judgment. The Board has also determined that the Chairman of the Audit Committee, Paul McDonald, possesses the requisite financial management expertise and sophistication to meet the criteria for an audit committee financial expert in accordance with applicable securities laws, rules and regulations.

The Audit Committee provides independent oversight of the quality and integrity of the accounting, auditing, and reporting practices of the Corporation with a particular focus on financial statements and financial reporting to shareholders. Subject to shareholder approval, the Committee is responsible for the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on the financial statements of the Corporation. The independent auditors report directly to the Committee. The Committee’s responsibilities include pre-approving all audit services and permissible non-audit services, reviewing on an ongoing basis all relationships between the auditors and the Corporation, including any that may impact the objectivity or independence of the auditors and taking such appropriate action to oversee and ensure the auditors' independence, reviewing the scope and results of the audit with the independent auditors, meeting at least four times a year to review with management and the independent auditors the Corporation's financial condition and results, assessing the adequacy of the internal accounting, bookkeeping and control procedures of the Corporation; reviewing with management and the independent auditors any significant risks or exposures to the Corporation and assess the steps management has taken to minimize such risk to the Corporation, reviewing and approving on an ongoing basis the terms of all transactions and arrangements between the Corporation and related parties, reviewing all financial statements and reports prior to filing with the Securities and Exchange Commission or other regulatory authorities, and reviewing and assessing on an annual basis the adequacy of its charter and recommending any changes needed to enable the Committee to properly discharge its duties to the shareholders.

The Audit Committee has the additional responsibilities for establishing procedures for the handling of complaints regarding accounting, internal accounting controls, or auditing matters, including procedures for the receipt, retention and treatment of such complaints and for the confidential and anonymous submission by employees of the Corporation or its affiliates of concerns regarding questionable accounting or auditing matters.

The Audit Committee has the power to conduct or authorize investigations into any matters within its scope of responsibilities. The Committee may ask members of management or other employees of the Corporation to attend at a meeting of the Audit Committee and provide pertinent information as necessary. The Committee may meet with the independent auditors in executive session to discuss any matters that, in the opinion of the Committee or the independent auditors, should be discussed in private. The Committee has the power and authority to retain and determine funding for independent counsel, accountants, or other advisors as it determines necessary to carry out its duties.

The Human Resources and Compensation Committee consists of four independent directors of the Board. When considering the compensation arrangements for the CEO, the Committee meets in executive session without the presence of the CEO. This Committee establishes and reviews overall policy and structure with respect to compensation and employment matters, including the determination of compensation arrangements for directors, executive officers and key employees of the Corporation. The Committee is also responsible for the administration and award of options to purchase common shares of the Corporation pursuant to the Corporation’s stock option plan.

The Communications Committee establishes and reviews overall policy, practices and controls as they relate to the Corporation’s communications to the public and its shareholders about its business and affairs other than financial statements and related security filings within the mandate of the Audit Committee.

The following table sets out the attendance record of each director for all Board and Audit Committee meetings since the last Annual Meeting of the Shareholders on June 14, 2012 up to the date of this Circular:

Name of Director	Board of Directors (4 meetings)	Audit Committee (4 meetings)	Independent Directors (1 meeting)
Dr. Paul Averback	4/4	N/A	N/A
Mr. Jack Gemmell	3/4	N/A	N/A
Randall Lanham, Esq.	3/4	4/4	0/1
Paul McDonald	4/4	4/4	1/1
Dr. Roger Guy	4/4	4/4	1/1
Dr. David Morse	4/4	N/A	1/1

Further information about the Corporation’s corporate governance is set out in Schedule A to this Circular.

13)	RESPONSIBILITIES OF THE CHAIRMAN OF THE BOARD OF DIRECTORS AND THE LEAD INDEPENDENT DIRECTOR

The Corporation’s CEO is the Chairman of the Board; however, Mr. Randall Lanham has been designated the Lead Independent Director on the Board of Directors.

The Corporation’s Chairman of the Board of Directors oversees the Board’s operations, direction, administration and proceedings, ensuring that the Board works as a cohesive team in accordance with its charter, furthering the goals, values and interests of the Corporation and building a healthy governance culture. The Chairman ensures that the Board and the Corporation act in compliance with the Corporation’s Code of Conduct and corporate governance policies and with applicable laws, rules and regulations and fosters ethical and responsible decision making by the Board, the Board Committees and individual Directors.

The Chairman provides leadership, advice and counsel to the Board, the Committee Chairs, fellow Directors and members of senior management to assist them to effectively carry out their duties and responsibilities and ensures that the responsibilities of the Board, Board Committees, individual Directors and other members of senior management, as set out in the charters or position descriptions, are well understood by the Board and individual Directors and are executed as effectively as possible.

The Chairman ensures that the Board meets at least four times annually and as many additional times as necessary to carry out its duties effectively and in consultation with Committee Chairs, other Directors, members of Management and outside advisors, as appropriate, establish the agenda for each Board meeting. The Chairman ensures that the Independent Directors are kept informed of the business and progress of the Corporation and encourages Directors to ask questions and express viewpoints during meetings. The Chairman ensures that the shareholders meet at least once annually and as many additional times as required by law and ensures that all business set out in the agenda of each shareholder meeting is discussed and brought to resolution, as required.

The Chairman, with the Audit Committee and the Board, monitors, prevents and responds to potential, apparent, or real conflict of interest situations and provides assistance, if requested, to the Corporate Governance Committee to facilitate the recruitment and retention of Directors.

The role of the Lead Director is to coordinate and facilitate the performance of the duties and responsibilities of the independent directors and to perform such other duties and responsibilities as the Board may determine. To that end, the Lead Director has the responsibility to call meetings of the independent directors, set the agenda for and chair such meetings and advise the Chairman of the Board about the substance of any discussions at such meetings or matters arising out of such meetings; advise the Chairman of the Board about the appropriate scheduling of board meetings; assist the Chairman in developing agendas for the Board meetings and advise the Chairman about the nature, quality, completeness or timeliness of the information that is necessary or appropriate to enable the independent directors to perform their duties.

14)	APPOINTMENT OF AUDITORS

The Audit Committee of the Board of Directors of the Corporation proposes that KPMG LLP, Chartered Accountants, be reappointed as auditors of the Corporation. KPMG LLP have been the auditors of the Corporation since 1995.

Unless otherwise specifically instructed, the persons named in the enclosed form of proxy intend to vote all shares represented by such proxy FOR the appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next annual general meeting of shareholders at such remuneration as may be fixed by the Board of Directors based on the recommendation of the Audit Committee.

15)	OTHER BUSINESS

The Management of the Corporation is not aware of any amendment regarding the items on the agenda set forth in the Notice and of any other item which could be submitted to the Meeting other than those mentioned in the Notice. However, should any amendment or other business be duly submitted to the Meeting, the attached form of proxy confers discretionary authority upon the persons designated therein to vote on the amendments concerning the matters mentioned in the Notice or any other business in accordance with their best judgment.

16)	ADDITIONAL INFORMATION

Additional financial information is provided in the Corporation’s Consolidated Financial Statements and MD&A for the fiscal year ended December 31, 2012. All of this information, as well as additional information relating to the Corporation is available on the Electronic Data Gathering, Analysis, and Retrieval system (EDGAR) at www.sec.gov and the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Shareholders may also request copies of the Corporation’s Consolidated Financial Statements and MD&A by contacting the Corporation at:

Nymox Pharmaceutical Corporation
9900 Cavendish Blvd. Suite 306
St.-Laurent, Qc H5M 2V2
Phone: 800-936-9669
Email: info@nymox.com

Shareholder proposals intended to be presented at the Corporation’s 2014 annual meeting of shareholders must be submitted for inclusion in the Corporation’s proxy materials prior to January 8, 2014.

17)	APPROVAL BY DIRECTORS

The contents of this Circular (including Schedules A, and B hereto) and the sending of such Circular to the shareholders have been approved by the Board of Directors of the Corporation.

April 15, 2013
Hasbrouck Heights, New Jersey

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Paul Averback MD

Paul Averback MD
CEO & President

Schedule A
Statement of Corporate Governance Disclosure1

1.	Board of Directors

The Board of Directors is currently composed of six directors, a majority of whom are independent directors. The Board has determined that four of its directors (Dr. Roger Guy, Paul McDonald, Randall Lanham, Esq. and Dr. David Morse) meet the requisite standard of independence as set out in applicable securities laws, rules and regulations, such as the Sarbanes-Oxley Act, the NASDAQ rules, and National Instrument 58-101 – Disclosure of Corporate Governance Practices. The other two directors are not independent: Dr. Paul Averback is the President and CEO of the Corporation and Mr. Jack Gemmell is a member of the senior management of the Corporation.

None of the directors, other than Paul McDonald and Randall Lanham, Esq., are presently a director of another reporting issuer. Paul McDonald has been a director of St. Elias Mines Limited since January 13, 2012 and a director of Intigold Mines Limited since April 26, 2012. Randall Lanham, Esq., has been a director of Eco Ventures Group, Inc. since July 1, 2011.”

Since the last Annual Meeting of Shareholders held on June 14, 2012, in order to facilitate open and candid discussion among its independent directors, the independent directors arranged to meet at least three times both informally (in person and by telephone) and in executive sessions following Audit Committee meetings when non-independent directors and members of management were not in attendance.

The Board appoints the Chairman of the Board. The current Chairman of the Board, Dr. Paul Averback, is not independent as he is the President and CEO of the Corporation. The Corporation’s Lead Director is Randall Lanham.

The following table sets out the attendance record of each director for all Board of Directors meetings since the Corporation’s last Annual Meeting of the Shareholders:

Name of Director	Board of Directors (4 meetings)
Dr. Paul Averback	4/4
Mr. Jack Gemmell	3/4
Randall Lanham, Esq.	3/4
Paul McDonald	4/4
Dr. Roger Guy	4/4
Dr. David Morse	4/4

2.	Board Mandate

The Board’s written mandate is as follows:

“The Board of Directors of Nymox Pharmaceutical Corporation is responsible for supervising the management of the business and affairs of the Corporation with a view to the best interests of the Corporation and its shareholders generally.

The Board reviews and approves matters relating to the strategic direction, business and operations and the organizational structure of the Corporation. The Board's specific responsibilities include submitting any matter requiring shareholder approval to the shareholders, recommending candidates for election or appointment to the Board, approving the issuance of any securities and any related transactions, reviewing financings, investments, acquisitions, dispositions and other transactions not in the ordinary course of business, reviewing the compensation and performance of the Corporation's officers, approving the issuance of any stock options pursuant to the Corporation's stock option plan, reviewing, approving and supervising the Corporation’s accounting principles and practices, financial statements and security filings, approving the annual budget, ensuring the proper and timely disclosure of material matters and appropriate communications with the shareholders, reviewing the corporate governance of the Corporation and the Board, including compliance with relevant legal and ethical standards, and reviewing management practices and processes with respect to risk assessment and management and internal controls and audit functions.

The Board appoints the Chairman of the Board, establishes its Committees and appoints directors to serve as members of those Committees. The Board meets regularly as scheduled by the Board. Special meetings of the Board may be called by the Board, the Chairman of the Board, the President or CEO of the Corporation or by any two Directors.”

[1] This Statement is made pursuant to National Instrument 58 -101 Disclosure of Corporate Governance Practices and Form 58-101F1 thereto.

3.	Position Descriptions

The Board has adopted formal written position descriptions for the Chairman of the Board and the Chair of each Board committee. The Board has also adopted a formal written position description for the CEO.

4.	Orientation and Continuing Education

It is anticipated that the Board will address in the current financial year what measures are needed to orient new directors regarding the role of the Board, its committees and its directors and the nature and operation of the Corporation’s business. Orientation is currently provided on an informal basis through discussions with senior management about the nature and operation of the Corporation’s business areas in the pharmaceutical and diagnostic industry and with other Board members about the role of the Board. The nature and extent of each director’s orientation in these areas will depend on the extent to which director’s experience, skills and training relate to the industry in general and the specific areas of research and product development the Corporation is engaged in. The Board has also developed written mandates for the Board and its committees, a Code of Business Conduct for directors, officers and employees of the Corporation and a Code of Ethics for Senior Financial Officers, which are available as guidance for new directors. Extensive information about the Corporation’s business and financial situation is available through the Corporation’s annual and quarterly reports and press releases.

The Board has relied on the prior experience and expertise of each director brought to the Board. It is anticipated that director training programs and continuing education will be provided for new directors to ensure that the directors acquire or maintain the necessary skill and knowledge to meet their obligations as directors and, where applicable as members of the Audit Committee.

5.	Ethical Business Conduct

The Board has adopted written codes for the directors, officers and employees in its Code of Ethics for Senior Financial Officers and its Code of Business Conduct for Officers, Directors and Employees. A copy is available at www.nymox.com or by written request to the Corporation and has been filed on EDGAR and on SEDAR. The Board monitors compliance with these codes by requiring Board approval of waivers of the code by directors and executive officers and by adopting complaint procedures. Only the Audit Committee of the Board of Directors may authorize or approve any waiver of the Code of Ethics for Senior Financial Officers to the CEO and CFO and then only when truly necessary and warranted, and subject to any limitations and qualifications designed as to protect the Corporation to the greatest extent possible. Any such waiver must be disclosed promptly to the shareholders and the public. Similarly, any waivers of the Code of Business Conduct for directors and executive officers must be approved by the Board of Directors. To promote and monitor compliance with its Codes, the Corporation operates an “open door” policy with respect to the reporting of violations of the Codes or of legal or ethical standards with reporting up to the CEO and the Board where appropriate. The Board has also adopted a specific complaints procedure for reports or complaints of questionable accounting, internal accounting controls or auditing matters to be handled by the Audit Committee, including the submission of anonymous and confidential complaints. This procedure is outlined in the Code of Business Conduct in Appendix A, Policies and Procedures about Handling Complaints Regarding Accounting, Internal Accounting Controls or Auditing Matters. Since the beginning of the most recently completed financial year, no material change report has been filed that pertains to the conduct of a director or executive officer that constitutes a departure from either Code.

The Board has taken steps to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest. Under the terms of the Conflict of Interest provision of the Corporation’s by-laws, a director is required to disclose the nature and extent of his or her interest in any material contract or proposed material contract with the Corporation if he or she is a party to the contract, is a director or officer of such a party or has a material interest in such a party. Under the Board’s policy, any Director with such an interest or similar conflict of interest is required to excuse him or herself from participating in any discussion about the matter and to abstain from voting on it. As well, the Corporation’s Code of Business Conduct requires officers of the Corporation to advise the CEO of any actual or potential conflict of interest situation. The CEO and CFO must advise the Audit Committee of the Board in accordance with the Code of Ethics for Senior Financial Officers.

The Board has taken other steps to encourage and promote a culture of ethical business conduct. Every officer, director and employee has received a copy of the Code of Business Conduct. The Corporation has made it a positive duty for each employee and officer to report violations of the Code or the law and to investigate any reports of such violations.

6.	Nomination of Directors

The Board has not established specific procedures for the identification of new candidates for nomination to the Board. As a matter of practice, new candidates for board nomination may be proposed by a director, by management, or by a shareholder. Under the Canada Business Corporations Act, a shareholder or group of shareholders owning or controlling 5% or more of the Corporation’s shares may submit a proposal to nominate a director to be included in the management proxy circular, subject to certain time limits. Nominations may also be made at the annual meeting of shareholders.

The Corporate Governance Committee which consists of the independent directors of the Board acts as the nominating committee. Under its mandate, the Corporate Governance Committee is to review and approve director nominations to ensure each nominee meets the requisite requirements under applicable corporate and securities laws, rules and regulations and otherwise possesses the skills, judgment and independence appropriate for a director of a public corporation.

7.	Compensation

The Board has not established specific procedures or guidelines for the determination of compensation for the Corporation’s directors and officers. As a matter of practice, the Board’s Human Resources and Compensation Committee determines the compensation arrangements for directors, executive officers and key employees. The compensation arrangements for the directors sitting on the Human Resources and Compensation Committee are determined by the other directors of the Board. It is anticipated that this is an area that the Board will be addressing in the current financial year.

The Human Resources and Compensation Committee of the Board consists of three independent directors of the Board. This Committee establishes and reviews overall policy and structure with respect to compensation and employment matters, including the determination of compensation arrangements for directors, executive officers and key employees of the Corporation. When considering the compensation arrangements for the CEO, the Committee’s mandate requires the committee members to meet in executive session without the presence of the CEO. The Committee is also responsible for the administration and award of options to purchase shares pursuant to the Corporation’s stock option plan.

Since the beginning of the Corporation's most recently completed financial year, no compensation consultant or advisor has been retained to assist in determining the compensation for any of the Corporation’s directors and officers.

8.	Other Board Committees

The Board has established two other committees other than the Audit Committee and the Human Resources and Compensation Committee. These are the Corporate Governance Committee (which also acts as the nominating committee) and the Communications Committee.

The Corporate Governance Committee consists of three independent directors of the Board. This Committee has the general mandate of providing an independent and regular review of the management, business and affairs of the Corporation and has regularly scheduled meetings in executive session. This Committee also reviews the corporate governance of the Corporation to ensure compliance, relevance and effectiveness.

The Corporate Governance Committee also reviews and approves director nominations to ensure each nominee meets the requisite requirements under applicable corporate and securities laws, rules and regulations and otherwise possesses the skills, judgment and independence appropriate for a director of a public corporation.

The Communications Committee establishes and reviews overall policy, practices and controls as they relate to the Corporation’s communications to the public and its shareholders about its business and affairs other than financial statements and related security filings within the mandate of the Audit Committee.

9.	Assessments

Currently, the Board, its Committees and individual directors are not regularly assessed with respect to their effectiveness and contribution. The Corporation relies on the individual experience, competence and expertise of each director, the written mandates of the Board and its committees, and informal assessments in gauging a director’s effectiveness and contribution in light of the needs of the Board and the Corporation.